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                            January 24, 2024

       Vininder Singh
       Chief Executive Officer
       BullFrog AI Holdings, Inc.
       325 Ellington Blvd., Unit 317
       Gaithersburg, MD 20878

                                                        Re: BullFrog AI
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
19, 2024
                                                            CIK No. 0001829247

       Dear Vininder Singh:

              We have conducted a limited review of your draft registration statement and have the following comment.

               Please respond to this letter by providing any requested information and by publicly filing your registration statement and non-public draft submission on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Incorporation of Certain Information by Reference, page 50

   1. We note you have not filed an annual report for your most recently completed fiscal year and therefore appear to
be ineligible to incorporate by reference on Form S-1. Please revise accordingly or
otherwise advise. Refer to General Instruction VII.C. of Form S-1.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               We also remind you that your registration statement must be on file no later than 48 hours prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Vininder Singh
BullFrog AI Holdings, Inc.
January 24, 2024
Page 2

       Please contact Daniel Crawford at 202-551-7767 or Chris Edwards at 202-551-6761 with any other questions.



                                                        Sincerely,
FirstName LastNameVininder Singh
                                                        Division of Corporation
Finance
Comapany NameBullFrog AI Holdings, Inc.
                                                        Office of Life Sciences
January 24, 2024 Page 2
cc:       Arthur Marcus, Esq.
FirstName LastName